[STEREOTAXIS LETTERHEAD]

September 15, 2009

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin and Daniel Morris

Re:	Stereotaxis, Inc.
Registration Statement on Form S-3
Filed August 6, 2009
File No. 333-161077

Dear Ms. Breslin and Mr. Morris:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Stereotaxis, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 be permitted to become effective on September 15, 2009 at 4:30 p.m. Eastern Time.

In addition, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Robert J. Endicott of Bryan Cave LLP at (314) 259-2447, if you have any questions or comments. Thank you for your continued assistance.

Very truly yours,

Stereotaxis, Inc.

By: /s/ James M. Stolze

James M. Stolze

Vice President and Chief Financial Officer